Exhibit No. 15.8

Robin Sosnow, Esq., Managing Partner 648 Broadway, Suite 1000 New York, NY 10012 OFFICE: 646-543-6061 | CELL: 917-969-2147 EMAIL: robin@jobsactlawyer.com WEB: www.jobsactlawyers.com

May 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:	William Demarest

Robert Telewicz

Jonathan Burr

Pamela Long

Re:	Concreit Fund I LLC

Amendment No.2 to

Offering Statement on Form 1-A

Filed April 23, 2020

File No. 024-11171

Dear Ladies and Gentlemen:

On behalf of Concreit Fund I LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 4, 2020 relating to the Company’s amendment no.2 to the Offering Statement on Form 1-A (CIK No. 0001781324) filed with the Commission on April 23, 2020 (the “Offering Statement”).

The Company’s concurrently filing via EDGAR Amendment No. 6 of the Offering Statement (“Amendment No.6”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 6. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 6. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AMENDMENT NO. 2 TO FORM 1-A FILED APRIL 23, 2020

MANAGEMENT COMPENSATION, PAGE 4

1. Please revise the table on pages 4 and 37 to provide an estimated dollar amount of acquisition fees, assuming maximum targeted leverage. Please see CF Disclosure Guidance Topic No. 6 and disclosure contemplated by Item 4 of Guide 5 for guidance.

The Company acknowledges the Staffs’ comment and understands the concerns expressed therein. Yet, in light of the Company’s investment strategy, the Company believes that additional disclosure as to a numerical estimated dollar amount of acquisition fees, assuming maximum targeted leverage may not achieve the intended effect for three main reasons:

First, the Manager’s broad discretion with respect to the Company’s investment strategy and the underlying variance of potential portfolio assets, ranging from Direct CRE to Real Estate Related Securities, fabricates inaccuracies in computing a numerical estimated dollar amount of acquisition fees. In fact, the Company’s Manager has not yet determined the capital allocation among the investment assets the Company may potentially invest in nor are such allocations pre-determinable in light of the significant market factors at play. Second, the acquisition fee as outlined in the table on pages 4 and 37 of the Offering Circular, is subject to a specific tiered fee schedule under which an acquisition fee varies and is contingent upon the type of investment and the underlying acquisition dollar amount. Third, the Company may rotate or dispose of investments contemplated under the table column ‘Acquisition and Development Stage’ within the first year of this Offering, which appends an additional layer of difficulty in establishing a numerical estimated dollar amount.

We believe that the current disclosure in the Offering Circular provides prospective investors with sufficient information to make an informed investment decision. Operating under a hypothetical under which the Company has to assume certain variables that have not yet been determined and are not realistically ascertainable at present time, very likely convolutes the disclosure relating to the acquisition fees. The Company strongly believes that additional disclosure elaborating on the difficulties of establishing such a numerical estimated dollar amount of acquisition fees is better suited to guarantee that investors find the necessary information required to make an informed investment decision. Thus, the Company has enhanced its disclosure relating to the acquisition fee and added clarifying language with respect to why the Company deems it immaterial and inappropriate to disclose a numerical aggregate dollar amount.

As a result, the Company respectfully asks the Commission to accept the revised disclosure on pages 4 and 37 in satisfaction of its request.

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Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to contact me at 917-969-2147.

Respectfully,

/s/ Robin Sosnow
Robin Sosnow, Esq.
Sosnow & Associates PLLC

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